13012898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 68794

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/18/2011 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Bridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Lexington Avenue - 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Zucker (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Curcio, Wieselthier & Cohen, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

551 Fifth Avenue (Address) New York (City) NY (State) 10176 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Bridge Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Zucker
Signature

FINOP
Title

Rafael L Marte
Notary Public

RAFAEL L. MARTE
Notary Public State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

CURCIO, WIESELTHIER & COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To the Board of Directors
Park Bridge Securities LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of financial condition of Park Bridge Securities LLC (a limited liability company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the period November 18, 2011 through December 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Bridge Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the period November 18, 2011 through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and by the PCAOB. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Curcio, Wieselthier & Cohen, CPA's, P.C.

New York, New York
January 31, 2013

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To The Board of Directors
Park Bridge Securities LLC
New York, NY

Report of Independent Registered Public Accounting Firm on Internal Controls of a Broker Dealer Claiming Exemption from Securities and Exchange Commission Rule 15c3-3

In planning and performing our audit of the financial statements of Park Bridge Securities LLC, as of December 31, 2012 and for the period November 18, 2011 through December 31, 2012, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the period computations of aggregate indebtedness (or aggregate debits) and net capital Rule (17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences requires by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by a management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect, and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph's and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report and considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Curcio, Wieselthier & Cohen, C.P.A.'s, P.C.

New York, New York
January 31, 2013

PARK BRIDGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Current Assets:		
Cash	$	100,172
Prepaid Expenses		6,348
Total Assets	$	106,520

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	8,500
Due to Affiliate		16,167
Total Current Liabilities		24,667
Member's Equity:		
Member's Equity		81,853
Total Member's Equity		81,853
Total Liabilities and Member's Equity	$	106,520

The accompanying notes are an integral part of the financial statements.

"See independent auditor's report."

PARK BRIDGE SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD NOVEMBER 18, 2011 THROUGH DECEMBER 31, 2012

Revenue:	
Advisory Income	$ -
Total Revenue	-
Operating Expenses	
Insurance	77,506
Professional Fees	55,630
Office Salaries	40,625
Rent	39,000
Travel	32,500
Officer Salaries	8,125
Conferences	5,421
Registration and Licenses	3,232
Office Supplies	2,993
Computer and Internet	1,300
Total Operating Expenses	266,332
Net Income (Loss)	$ (266,332)

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

PARK BRIDGE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD NOVEMBER 18, 2011 THROUGH DECEMBER 31, 2012

	Member's Equity
Balance at November 18, 2011	$ 332,344
Net Income (Loss)	(266,332)
Member's Contributions	146,468
Member's Withdrawals	(130,627)
Balance at December 31, 2012	$ 81,853

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

PARK BRIDGE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 18, 2011 THROUGH DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (266,332)
(Increase) or Decrease in Current Assets:	
Prepaid Expenses	2,702
Increase or (Decrease) in Current Liabilities:	
Accounts Payable	8,500
Due to affiliate	16,167
Other current liabilites	(965)
Net Cash Provided By (Used For) Operating Activities	(239,928)
Cash Flows From Investing Activities:	
None	-
Net Cash Provided By (Used For) Investing Activities	-
Cash Flows From Financing Activities:	
Member's Contributions	146,468
Member's Withdrawals	(130,627)
Net Cash Provided By (Used For) Financing Activities	15,841
Net Increase (Decrease) in Cash	(224,087)
Cash at November 18, 2011	324,259
Cash at December 31, 2012	$ 100,172

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Park Bridge Securities LLC ("The Company") is a single member limited liability company established in March 2009, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On November 18, 2011, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is also a member of the National Association of Securities Dealers, Inc., Financial Industry Regulatory Authority, and the Public Company Accounting Oversight Board (United States).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Recent Accounting Pronouncement

FASB issued the Accounting Standards Codification (the "Codification") and established a new hierarchy for GAAP. The Codification replaced existing guidance and established the FASB Accounting Standards Codification ("FASB ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The ASC does not change or alter existing GAAP and there was no impact upon the financial statements.

D) Income Taxes

The Company, with the consent of its member, has elected to be treated as a disregarded entity for federal and state income tax purposes. As a result, the taxable income of the Company will be included in the income tax return of its member, in accordance with the provisions of the Internal Revenue Code. As such, there is no provision for income taxes.

E) Accounting for Uncertainty in Income Taxes

The Company adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

G) Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the PCAOB and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

H) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

Due From Related Party

The amount due to the related party is pursuant to a management agreement whereby the Company reimburses the related party for certain costs that are shared between the entities. These costs include the use of facilities, shared employees, and other operating expenses. The amount due to the related party as of December 31, 2012 totaled $16,167.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2012 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2012, there were no uninsured amounts.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through January 31, 2013, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2012.

PARK BRIDGE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2012

PARK BRIDGE SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2012

Net Capital		
Total stockholders' equity	$	81,853
Deduct: stockholders' equity not allowable for net capital		-
Total stockholders' equity qualifies for net capital		81,853
Add: subordinated borrowings allowable in computation of		-
Total capital and allowable subordinated borrowings		81,853
Deductions and/or changes:		
Non-allowable assets:		
Prepaid expenses	$	6,348
Total deductions and/or changes:		6,348
Net Capital before haircuts on securities positions		75,505
Haircuts on securities		-
Net Capital	$	75,505
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$	24,667
Total aggregate indebtedness	$	24,667
Minimum net capital required	$	5,000
Excess net capital	$	70,505
Excess net capital at 10 percent	$	73,038
Percentage of aggregate indebtedness to net capital		33%
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$	75,505
Net audit adjustments resulting in increased capital		-
Net Capital per above	$	75,505

PARK BRIDGE SECURITIES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2012

NONE

PARK BRIDGE SECURITIES LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2012

NONE

PARK BRIDGE SECURITIES LLC

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS
SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2012

NONE